SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

8 June 2010 Telefónica’s offer for 50% of Brasilcel Zeinal Bava Chief Executive Officer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments. Important notice

Telefónica revised its offer for 50% of Brasilcel TEF offers to buy PT’s shares in Brasilcel and proposes two Alternative Structures Alternative A Price of €6.5bn in cash at closing Managed exit of TEF from PT Alternative B Aggregate consideration of €6.5bn in two parts: 1/3 in cash at closing 2/3 through a put option exercisable at any time from closing of the transaction for a period of 3 years plus an annual 5% dividend Unconditional Offer In addition, TEF proposes: Managed exit of TEF from PT Arrangements to provide for the effective separation of operations over time

PT’s response to Telefónica's new offer Telefónica's Views on Vivo PT’s Board Response (1) (2) Based on article from Wall Street Journal online 17 May 2010 Based on article from Financial Times, 10 July 2007 “Request a Shareholder’s Meeting so that PT’s Shareholders may come to a decision on the offer” “The offer does not reflect the strategic value of this asset for Telefónica” “In accordance with the law and the Articles of Association, I hereby call a General Meeting of the Shareholders of Portugal Telecom, SGPS S.A. to be held [...] on 30 June 2010, at 10:00 a.m., with the following agenda: To resolve on the proposal received from Telefónica on 1 June 2010 regarding the acquisition of the shares held by companies of the Portugal Telecom Group in Brasilcel, N.V., under the terms and at the price of the current offer or at a higher price presented” PT Board referred the revised offer to shareholders due to its magnitude and strategic relevance BUT €1.9bn(1) €3.0bn €6.5bn €5.7bn -2006- -2007- -May 2010- -June 2010- 2.6 3.3 3.7 3.6 4.2 2.7 2.6 1.9 1.8 3.8 3.6 4.6 4.5 4.4 3.6 3.8 3.6 3.0 1.0 2.0 3.0 4.0 5.0

What is the upside in Brazil?

0% ’09-15 CAGR 2009A 2015E World LatAm 1 5 Population (m) IMF. Dec 2009 Gross Domestic Product (US$trn) IMF. Current Price - Dec 2009 – Dec 2015 World LatAm 1 8 4.2% 3.4% 11.5% 1.7% 2.5% 4.5% 2.1% 8.7% 1.4% 6.7% 2009 2015 1 7 1 2 3 A very large market set to outpace Western European Economies Source: World Economic Outlook April 2010 1,335 1,199 307 232 191 China India USA Indo Brazil 5.1 4.9 3.4 2.7 2.2 2.1 1.6 6.2 9.4 3.7 3.1 2.8 2.4 2.6 1.6 2.0 1.5 1.3 14.3 18.2 United States Japan China Germany France United Kingdom Italy Brazil Spain Canada

Increasingly stable investment environment Brazilian CDS Close from 5-Year Low Brazil 5-year CDS (USD) Bloomberg. June 2010 Dec 2008 BRL has Gained Momentum vs. Euro and Expected to Stabilize EUR/BRL evolution FactSet & Broker Projections. June 2010 Last 12 months Evolution Broker Projections Inflation is Under Control Inflation evolution (%) EIU. May 2010 (%) Source: Bloomberg, FactSet, Economist Intelligence Unit 2.22 2.22 2.23 2.23 2.30 Q4 10 Q1 11 Q2 11 Q3 11 Q4 11 2.6 3.3 3.7 3.6 4.2 2.7 2.6 1.9 1.8 3.8 3.6 4.6 4.5 4.4 3.6 3.8 3.6 3.0 1.0 2.0 3.0 4.0 5.0 0 100 200 300 400 500 600 700 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Jun-09 Sep-09 Dec-09 Mar-10 Jun-10 4.9 5.3 4.6 4.6 4.3 0 2 4 6 2009 2010 2011 2012 2013

Strong economic growth and a growing middle class... Income Classes 2000 2009 Unemployment Unemployed as % of Economic Active Population Note: Average Monthly Income by Class: A and B (R$4,591+), C (R$1,064-4,591), D (R$768-1,064) and E (R$0-768) Source: IBGE, Bacen and Cetelem (2009) Strong expansion in GDP per capita plus record low unemployment have resulted in a dramatic shift in income classes 11.7 12.3 11.5 9.9 10 9.3 7.9 8.1 7.5 6.5 2002 2003 2004 2005 2006 2007 2008 2009 2010E 2011E A+B 16% C 49% D+E 35% A+B 8% C 36% D+E 56%

The Brazilian telecoms market in perspective Value of #1 Domestic Mobile Player (USDbn) Domestic Telecom Sector - Total Revenue (2009) Source: Euromonitor (USDbn) Subs. Market Share 32% 70% 49% 43% 36% 35% 42% 44% 29% 51% 1. 2. 3. 4. 5. 6. 8. 7. 10. 9. 1. 2. 3. 4. 5. 6. 8. 7. 10. 9. Verizon Wireless China Mobile Docomo TEF Moviles ES T-Mobile DE TIM IT Orange UK + T-Mobile UK Orange FR Vivo SK Telecom Note: - EV of #1 mobile operator in each country per selected brokers average valuations - Vivo valuation based on TEF’s announced €3.6bn value for PT’s stake in Brasilcel Source: - Brokers estimates for valuation, Market share at year-end 2009 as per BofAML Wireless Matrix 2010 17 17 20 24 28 30 31 74 192 197 Brazil Rep. of Korea United Kingdom France Italy Germany Spain Japan China United States 38 65 66 73 80 84 90 124 178 410 Rep. of Korea France Brazil Spain Italy United Kingdom Germany China Japan United States

The Brazilian mobile opportunity Brazilian Telecoms revenue breakdown (US$bn) BofAML Wireless & Wireline Matrix. Dec 2009 % Mobile Revenues Mobile Revenues Wireline Revenues Projected mobile penetration % Population Growing market from increasing penetration and fixed-to-mobile substitution Source: BofAML global wireless matrix Q1 2010, BofAML global wireline matrix 2010 2009 Penetration 56% 88% 92% 93% 96% 99% 102% 104% 107% 120% 129% 132% 141% 147% 147% 156% China Japan Brazil 2009A US France Korea Venezuela Chile Brazil 2011E Argentina UK Germany Spain Russia Italy Portugal 15 20 25 31 35 43 50 54 60 41 45 50 53 53 55 58 61 62 27% 31% 34% 37% 40% 44% 46% 47% 49% 2002 2003 2004 2005 2006 2007 2008 2009 2010

Vivo is the rising star in Brazil Operating performance comparison(1) Note: Claro Capex not available Source: Company filings (1) Vivo metrics as per Vivo reporting (2) Defined as EBITDA - Capex Best Performing Mobile Operator Vivo TIM Claro Oi LTM EBITDA Margin – Brazilian Mobile Operators % LTM OpFCF(2) Margin - Brazilian Mobile Operators % Profitability in Brazil remains low vs. international benchmark Market consolidation has not happened yet and should improve profitability (10%) 0% 10% 20% 30% 40% Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09 Q1-10 (40%) (30%) (20%) (10%) 0% 10% 20% 30% Q1-06 Q2-06 Q3-06 Q4-06 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Q2-09 Q3-09 Q4-09 Q1-10

Large upside remaining on voice revenues... Monthly MOU Per subscriber ` Source: BofAML global wireless matrix Q1 2010 2009 MOU 87 94 100 105 110 126 135 146 147 152 189 193 242 309 431 Brazil 2009A Brazil 2011E Venezuela Germany Argentina Portugal Italy Chile Japan Spain Russia UK France Korea China

0 Mobile data with high growth potential Mobile and fixed broadband accesses Million Source: National regulators; IDC; European commission; Pyramid Research Potential penetration of mobile broadband % population. 2009 Fixed Mobile 2015 104 2014 86 2013 67 2012 54 2011 44 2010 29 2009 14 Portugal Europe Brazil x10 +16% 2014 66.8 2013 58.2 2012 49.9 2011 42.7 2010 36.6 2009 31.3 PC’s penetration potential in Brazil Million personal computers Anatel forecasts that from 2011 mobile broadband accesses will overtake fixed accesses 10.9 5.1 0.5

 Vivo is well positioned to capture broadband growth potential Municipalities with 3G coverage municipalities. Mar 2010 Operator 3 Operator 2 Operator 1 Vivo 594 3G access smartphones Vivo has invested in network and developed preferred supplier relationships to ensure it is best positioned to take advantage of growth opportunities in mobile broadband Vivo is well positioned to capture growth potential with an extensive coverage in terms of municipalities (~600) and population (61%) corresponding to 117 million people Vivo is committed to have the best in market QoS and 3G coverage and this will be further re-enforced in the future wireless broadband data cards Wide data enabled equipment portfolio Source: Anatel and Vivo

Vivo investment highlights Vivo to benefit from the growth of the Brazilian Market Leadership in voice and data despite aggressive competitive market conditions Country’s largest network with coverage of more than 2,900 municipalities Customer net additions and MOUs showing sequential improvement Wireless data is driving growth Improved profitability due to higher efficiency and scale Strong cash flow generation and attractive dividend payout

Breakdown of Telefónica’s Offer

Intrinsic value assessment Note: BRL:EUR exchange rate of 0.452 Source: Company filings, broker consensus reported by FactSet, Latest Vivo approved plan Offer Premium/ (Discount) +171% +81% +59% +35% +25% Telefónica Metrics Comparables +132% DCF WACC: 11.5% PGR: 2.0% WACC: 11.5% PGR: 2.0% Telefónica is using a WACC of 11.5% and a PGR of 2.0% vs. broker consensus of 9.8% and 2.5% respectively +62% WACC: 9.8% PGR: 2.5% 2.4 2.8 3.6 4.1 4.8 4.0 5.2 €0.0bn €2.0bn €4.0bn €6.0bn Avg. Market Price 1M pre Offer Analyst Target Price TEF Internal DCF AMX - Market price AMX - Target Price Latest Vivo Approved Plan Latest Vivo Approved Plan

Precedent transactions suggest higher synergies €4.0bn €7.1bn 56% Precedents In-Market Consolidation Transactions Operating Synergies NPV Combined Opex + Capex Operating Synergies NPV % Combined Opex+ Capex €2.1bn €1.4bn 151% Orange CH / Sunrise (November 2009) + Orange UK / T-Mobile UK (September 2009) UK + €2.9bn €9.8bn 30% SFR / Neuf Cegetel (December 2007) + €9.7bn €23.5bn 38% Sprint / Nextel (August 2005) + €11.5bn €55.1bn 27% SBC / AT&T (January 2005) + Oi / Brasil Telecom (January 2009) + €4.5bn €11.3bn 40% €12.4bn 23% (Telesp) Telefónica announced €2.8bn synergies including revenue synergies and tax credits (vs. combined Vivo/Telesp Opex and Capex of c.€57bn over the next 5 years). Considering precedent transactions, announced synergies lack ambition €1.4bn €5.7bn 25% TIM Brasil / Intelig (April 2009) + Switzerland UK  €2.8bn

Implied intrinsic EBITDA multiples of Telefónica’s offer €6,500m Synergies (€m) 2,800 3,000 4,000 5,000 Minority Share of Synergies 25% (€m) 700 750 1,000 1,250 Telefónica's Share (€m) 2,100 2,250 3,000 3,750 Price Paid for 50% of Brasilcel ex. Synergies (€m) 4,400 4,250 3,500 2,750 EV/EBITDA 2010E 6.6x 6.4x 5.4x 4.4x 2011E 6.2x 6.0x 5.1x 4.1x Note: EBITDA projections excluding synergies as per FactSet consensus as of 04/06/2010 (EBITDA2010E:R$5.6bn and 2011E: R$5.9bn), Net debt as reported in Q1 10 of R$3.9bn BRL:EUR exchange rate of 0.452

Strategic value of Vivo for Telefónica Brazilian market offers strong growth potential Vivo is the leading mobile operator and has value upside from increasing fixed-to mobile migration and mobile broadband penetration Considering market consensus, announced synergies lack ambition Excluding synergies, implied acquisition multiples are low PT’s Board: “The offer does not reflect the strategic value of this asset for Telefónica”

We are focused on shareholder value

We asked you to back us before and we did not let you down even though capital markets are down 30% in the interim period Rejected Sonaecom Offer 2006 Dividend Sale of PTM 2007 Dividend 2008 Dividend 2009 Dividend Offer Price Excl. Distribution Current Share Price Total Distribution Total Value +10% +15% € / Share (1) PSI index performance between 2 March 2007and 10 May 2010 (2) Pre-offer PT share price as at 10 May 2010 (2) (1) €10.5 €6.7 €7.7 €11.5 €0.5 €1.6 €0.6 €0.6 €0.6 €3.8

3 Relative Share Price Performance since Lehman Collapse(1) Total Shareholder Return since Lehman Collapse(1) Best performing telco in EMEA (9.4%) (7.7%) +9.3% Source: Bloomberg, Market data from FactSet until 10 May 2010, Company information (1) 15 September 2008 Oct-08 Jan-09 Apr-09 Jul-09 Oct-09 Jan-10 Apr-10 5 6 7 8 Share Price (In EUR rebased to PT share price) PT PSI Index EURO STOXX Telecom 20.6% 10.2% 5.6% 1.1% (3.9%) (8.9%) (20.0%) (10.0%) 0.0% 10.0% 20.0% 30.0% PT Operator 1 Operator 2 Operator 3 Operator 4 Operator 5

PT investment highlights Solid customer growth in the domestic and international markets against intense competition and a challenging economic environment Best in class operational and financial execution Strong financial flexibility and predictable and attractive shareholder remuneration Management is committed to maintaining strict cost, financial, operational and strategic discipline to deliver on results and shareholder remuneration Board of PT is fully aligned with and supportive of business strategy Long-term shareholders of PT have always been supportive of the company since privatisation and even in challenging times

Frequently Asked Questions

Frequently Asked Questions Could Telefónica increase its Offer? Telefónica is free to increase its offer at any time. It can raise it prior to the EGM, in which case shareholders would vote on the increased offer. It can also make a higher offer after the EGM, in which case Portugal Telecom would take necessary action to allow shareholders to opine on the revised proposal What will happen if the Offer is rejected? Could Telefónica frustrate PT (dissolution of Brasilcel; blocking of dividend)? No Consideration Should Be Given to Telefónica's Suggestions Relating to Brasilcel. In assessing the Offer and forming a view as to whether the Offer should be accepted or rejected, no consideration should be given to Telefónica's suggestions over the past few weeks that Telefónica could or would seek dissolution/liquidation of Brasilcel and/or block dividends payment at Brasilcel Based on the advice of its legal advisors, Portugal Telecom's board of directors rejects these suggestions. Portugal Telecom’s board of directors is convinced that Telefónica's suggestions are intimidating in nature and any resulting action would amount to an unreasonable attempt to frustrate its joint venture partner What will happen to Portugal Telecom if the Offer is rejected? Portugal Telecom will continue to contribute to the success of Vivo through Brasilcel. We will remain open to any discussion on the joint venture that maximizes value to Portugal Telecom and Vivo shareholders What would the use of proceed be? In the event of a disposal of PT’s stake in Brasilcel, Portugal Telecom expects to use the proceeds of the sale for general corporate purposes, including future investments, financing of capital expenditure, repayment of existing indebtedness, repurchase of shares and distribution to shareholders. Decisions regarding the use of such proceeds will be taken with a view to furthering the best interests of Portugal Telecom and maximizing value for its shareholders. No assurances can be made that all or a part of the proceeds from the sale of Brasilcel will be returned to shareholders. Portugal Telecom's track record in delivering value to shareholders over time stands for itself

Frequently Asked Questions What is the timing of the Shareholders Meeting? The EGM is expected to take on June 30th, 2010 What will be the voting threshold? The decision will be taken by a simple majority (50% of present) Can the Golden Share veto the transaction? This is not a Golden Share matter What is the minimum Quorum for the decision? No quorum required for meeting to be held Will TEF be allowed to vote at the EGM? This is a question for the Chairman of the EGM What alternative will the Board implement if the decision is made to accept ? If shareholders vote in favor of the offer, the board will review the merits of alternatives A and B in the best interest of shareholders

For further information: Nuno Vieira Investor Relations Director +351 21 500 1701 nuno.t.vieira@telecom.pt www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.